Exhibit 99.1

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

Independent Auditors' Report

The Board of Managers
Diamond Green Diesel Holdings LLC and Subsidiary:

We have audited the accompanying consolidated financial statements of Diamond Green Diesel Holdings LLC and subsidiary, which comprise the consolidated balance sheets as of December 31, 2014 and December 31, 2013, and the related consolidated statements of income, members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Diamond Green Diesel Holdings LLC and subsidiary as of December 31, 2014 and 2013 and the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Antonio, Texas
February 9, 2015

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013

ASSETS
Current assets:
Cash	$21,900,560	$18,741,373
Receivables	145,503,729	38,590,323
Receivables—due from related party	15,886,271	19,339,732
Inventory	29,177,088	26,858,402
Prepaid expenses and other	4,523,370	2,801,636
Total current assets	216,991,018	106,331,466
Property, plant and equipment, at cost	397,255,675	390,643,657
Accumulated depreciation	(24,138,264)	(8,632,486)
Property, plant and equipment, net	373,117,411	382,011,171
Deferred charges and other assets, net	2,091,950	92,415
Total assets	$592,200,379	$488,435,052
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of related party debt	$57,513,870	$8,511,469
Accounts payable	4,684,780	9,887,707
Accounts payable—due to related party	11,940,892	21,987,218
Accrued interest—due to related party	4,350,306	4,524,319
Taxes other than income taxes	121,208	100,628
Other accrued expenses	215,834	201,527
Total current liabilities	78,826,890	45,212,868
Related party debt, less current portion	155,272,851	212,786,720
Other long-term liabilities	339,128	207,332
Commitments
Members’ equity:
Paid-in capital	223,377,260	223,377,260
Retained earnings	134,384,250	6,850,872
Total members’ equity	357,761,510	230,228,132
Total liabilities and members’ equity	$592,200,379	$488,435,052

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2014	2013

Operating revenues	$487,833,974	$213,552,384
Costs and expenses:
Cost of sales	286,537,869	152,354,710
Operating expenses	36,535,577	25,689,289
General and administrative expenses	1,483,100	987,500
Depreciation, amortization and accretion expense	18,186,189	8,644,110
Loss on disposal	—	1,540,640
Total costs and expenses	342,742,735	189,216,249
Operating income	145,091,239	24,336,135
Other income, net	81,861	32,683
Interest and debt expense:
Incurred	(17,688,724)	(17,641,313)
Capitalized	49,002	8,592,675
Interest and debt expense, net	(17,639,722)	(9,048,638)
Net income	$127,533,378	$15,320,180

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

	Diamond	Darling	Total
	Alternative	Green	Members’
	Energy, LLC	Energy LLC	Equity
Balances as of December 31, 2012	$62,494,517	$62,494,517	$124,989,034
Members' contributions	44,959,459	44,959,459	89,918,918
Net income	7,660,090	7,660,090	15,320,180
Balances as of December 31, 2013	115,114,066	115,114,066	230,228,132
Net income	63,766,689	63,766,689	127,533,378
Balances as of December 31, 2014	$178,880,755	$178,880,755	$357,761,510

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013
Cash flows from operating activities:
Net income	$127,533,378	$15,320,180
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, amortization and accretion expense	18,186,189	8,644,110
Inventory valuation adjustment	(5,840,825)	(4,201,416)
Loss on disposal	—	1,540,640
Other noncash expense	36,368	41,146
Increase in receivables	(110,893,406)	(38,590,323)
(Increase) decrease in receivables—due from related party)	3,453,461	(19,339,732)
(Increase) decrease in inventory	3,522,139	(22,391,079)
Increase in prepaid expenses and other	(1,721,734)	(2,747,093)
Increase (decrease) in accounts payable	(2,704,736)	6,742,059
Increase (decrease) in accounts payable—due to related party	(10,046,057)	21,278,333
Increase (decrease) in accrued interest—due to related party	(223,015)	4,524,319
Increase in taxes other than income taxes	9,780	83,717
Increase in other accrued expenses	14,307	90,580
Net cash provided by (used in) operating activities	21,325,849	(29,004,559)
Cash flows from investing activities:
Capital expenditures	(11,090,332)	(64,678,565)
Deferred catalyst costs	(2,544,861)	—
Proceeds from insurance	3,980,000	—
Net cash used in investing activities	(9,655,193)	(64,678,565)
Cash flows from financing activities:
Proceeds from (repayments of) related party debt	(8,511,469)	13,883,539
Members’ contributions	—	89,918,918
Net cash provided by (used in) financing activities	(8,511,469)	103,802,457
Net increase in cash	3,159,187	10,119,333
Cash as of beginning of year	18,741,373	8,622,040
Cash as of end of year	$21,900,560	$18,741,373

Supplemental cash flow information:
Cash advance used to purchase computer equipment	$—	$879,685
Accrued capital expenditures	623,806	3,111,465
Noncash interest:
Funded by related-party debt	—	12,534,678
Capitalized	49,002	8,592,675
Interest paid	17,862,736	4,524,319

See Notes to Consolidated Financial Statements.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION

Diamond Green Diesel Holdings LLC (DGD Holdings) was formed on January 21, 2011 as a joint venture between Diamond Alternative Energy, LLC, an indirect wholly owned subsidiary of Valero Energy Corporation (Valero), and Darling Green Energy LLC, a subsidiary of Darling International, Inc. (Darling). Diamond Alternative Energy, LLC and Darling Green Energy LLC are collectively referred to herein as the “Members.”

DGD Holdings, through its wholly owned subsidiary Diamond Green Diesel LLC (DGD), operates a biomass-based diesel unit having a design feed capacity of 10,000 barrels per day that processes animal fats, used cooking oils, and other vegetable oils into renewable green diesel (the Plant). The Plant is located next to Valero’s St. Charles Refinery in Norco, Louisiana. DGD Holdings and DGD are collectively referred to herein as the “Company.”

The Company completed construction of the Plant and began operations in June 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation
These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management has evaluated subsequent events that occurred after December 31, 2014 through February 9, 2015, the date these consolidated financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these consolidated financial statements.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates.

Cash
Cash consists of demand deposits with a financial institution.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Receivables
Trade receivables are carried at original invoice amount. The Company has not had any uncollectible receivables and therefore, no allowance for doubtful accounts was recorded as of December 31, 2014 and 2013.

Inventory
Inventory is valued at the lower of cost or market. The cost of feedstocks purchased for processing and refined products (primarily renewable green diesel) are determined under the last-in, first-out (LIFO) method using the dollar-value LIFO method. The cost of supplies are determined principally under the weighted-average cost method.

Prepaid Expenses
Prepaid expenses are costs incurred for which the services or goods will be received in a future period. The prepaid expenses are recorded as an asset when paid and recognized as an expense in the period the services or goods are utilized.

Property, Plant and Equipment
The cost of property, plant and equipment (property assets) purchased or constructed, including betterments of property assets, is capitalized. However, the cost of repairs to and normal maintenance of property assets is expensed as incurred. Betterments of property assets are those which extend the useful life, increase the capacity or improve the operating efficiency of the asset, or improve the safety of our operations. The cost of property assets constructed includes interest and certain overhead costs allocable to the construction activities.

Depreciation of processing units is recorded on a straight-line basis over the estimated useful life using the composite method of depreciation. Also under the composite method of depreciation, the historical cost of a minor property asset (net of salvage value) that is retired or replaced is charged to accumulated depreciation and no gain or loss is recognized in income. However, a gain or loss is recognized in income for a major property asset that is retired, replaced or sold and for an abnormal disposition of a property asset (primarily involuntary conversions). Gains and losses are reflected in depreciation, amortization and accretion expense, unless such amounts are reported separately due to materiality.

Depreciation of the administrative building and computer hardware is recorded on a straight-line basis over the estimated useful lives of the related assets using the component method of depreciation. Precious metals, which are used as a catalyst in the units to process feedstock into renewable green diesel, are not depreciated, but the cost of precious metals not recovered from the reclamation process are charged to operating expenses.

Impairment of Assets
Long-lived assets, which include property, plant and equipment, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Asset Retirement Obligation
The Company records a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time that the Company incurs that liability, which is generally when the asset is purchased, constructed or leased. The Company records the liability when there is a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made.

Deferred Charges and Other Assets
“Deferred charges and other assets, net” include the following:

•
fixed-bed catalyst costs, representing the cost of catalyst that is changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function, which are deferred when incurred and amortized on a straight-line basis over the estimated useful live of the specific catalyst; and

•	utility deposits.

Revenue Recognition
Revenues for products sold are recorded upon delivery of the products to the customers, which is the point at which title to the products is transferred, and when payment has either been received or collection is reasonably assured. The Renewable Identification Number (RIN), which is created at the time of production, is also sold along with the finished product.

Product Shipping and Handling Costs
Costs incurred for shipping and handling of products are included in cost of sales.

Blenders Tax Credit
Through December 31, 2014, biodiesel blenders registered with the Internal Revenue Service were eligible for a tax incentive in the amount of $1.00 per gallon of renewable diesel blended with petroleum diesel to produce a mixture containing at least 0.1 percent diesel fuel. Only blenders that produced and sold or used the qualified biodiesel mixture as a fuel in their trade or business were eligible for the tax credit. As a blender, the Company filed for $125,983,133 and $50,360,267 in credits related to this biodiesel blenders credit during the years ended December 31, 2014 and 2013, respectively. However, the biodiesel blenders credit expired on December 31, 2014. As such, unless the tax credit is extended by Congress, the Company will not receive this tax benefit during 2015.

Operating Expenses
Operating expenses primarily consist of costs charged to the Company by Valero in accordance with the Operations Agreement for day-to-day operations of the Plant, as further described in Note 10. In addition, operating expenses include maintenance expenses and chemicals.

General and Administrative Expenses
General and administrative expenses consist primarily of fees for administrative services provided by Valero, as further described in Note 10.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income Taxes
The Company is a limited liability corporation and is not a taxpaying entity for federal income tax purposes. Accordingly, no provision for income taxes is made in these consolidated financial statements. Income or loss from the Company is taxable to the Members in their individual federal tax returns.

Derivatives and Hedging
All derivative instruments are recorded in the balance sheet as either assets or liabilities measured at their fair values. The gain or loss on the derivative instrument, if any, is recognized in income as incurred. The cash flow effects of the derivative instruments are reflected in operating activities in the statements of cash flows. See Note 12 for additional discussion.

Concentration Risk
The Company sold 74 percent and 82 percent of its renewable diesel to Valero and 10 percent and 11 percent to a third party customer for the years ended December 31, 2014 and 2013, respectively. No other customer individually represented more than 10 percent of operating revenues.

The Company purchased 38 percent and 41 percent of its raw materials from Darling for the years ended December 31, 2014 and 2013, respectively. The Company purchased 16 percent and 10 percent from two third party suppliers, respectively, for the year ended December 31, 2014 and 10 percent from a third party supplier for the year ended December 31, 2013.

See Note 10 for additional discussion of the Company’s contracts with Valero and Darling.

3. RECEIVABLES

Receivables consisted of the following:

	December 31,
	2014	2013
Receivables—trade	$9,188,305	$11,920,947
Blenders tax credit receivable	125,983,133	22,750,045
Insurance receivable (see Note 9)	6,358,343	—
Commodity derivative contract receivables (see Note 11)	3,973,948	3,919,331
Total receivables	$145,503,729	$38,590,323
Receivables—due from related party	$15,886,271	$19,339,732

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. INVENTORIES

Inventories consisted of the following:

	December 31,
	2014	2013
Feedstocks	$22,823,977	$22,791,153
Finished products	6,161,455	3,998,826
Supplies	191,656	68,423
Inventories	$29,177,088	$26,858,402
As of December 31, 2014 and 2013, the carrying amounts of LIFO inventories exceeded their net realizable value (market value) by $5,840,825 and $4,201,416, respectively, resulting in a writedown of the LIFO inventories to a net realizable value of $29,177,088 and $26,858,402 in each respective year. The writedowns are reflected in cost of sales.

5. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment consisted of the following:

	December 31,
	2014	2013
Processing units	$386,758,525	$381,129,692
Administrative building	2,833,202	2,825,133
Precious metals	5,228,462	5,228,462
Computer hardware	1,319,686	1,319,686
Asset retirement obligation	177,993	92,000
Construction in progress	937,807	48,684
Property, plant and equipment, at cost	397,255,675	390,643,657
Accumulated depreciation	(24,138,264)	(8,632,486)
Property, plant and equipment, net	$373,117,411	$382,011,171

In 2013, the Company recorded a loss on disposal of $1,540,640 related to retirement of certain equipment that failed following installation and start up of the Plant’s steam generator due to improper design of the equipment. The Company replaced the two heat exchangers, piping and tanks with upgraded equipment, resulting in the write off of the associated net book value of the replaced equipment.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Depreciation expense for the year ended December 31, 2014 was $17,631,427. Depreciation expense for the year ended December 31, 2013 was $8,644,110 and exceeded accumulated depreciation by $11,624 due to the depreciation related to the retirement of equipment discussed earlier.

6. DEFERRED CHARGES AND OTHER ASSETS

“Deferred charges and other assets, net” consists of catalyst costs, which are deferred and amortized as discussed in Note 1. Amortization expense for deferred catalyst costs was $545,328 for the year ended December 31, 2014. There was no amortization expense for the year ended December 31, 2013.

7. ASSET RETIREMENT OBLIGATION

The Company recorded an asset retirement obligation for the estimated cost to remove all tangible long-lived assets from the leased premises as required by the Company’s lease agreement with Valero, which requires it to remove all improvements upon termination of the lease. This obligation was recorded upon completion of the Plant in June 2013.

Changes in the asset retirement obligation were as follows:

	December 31,
	2014	2013
Balance as of beginning of year	$92,000	$—
Additions to accrual	85,993	92,000
Accretion expense	9,434	—
Balance as of end of year	$187,427	$92,000

The Company does not expect any short-term spending, and as a result, there is no current liability reported for asset retirement obligations as of December 31, 2014 and 2013. Accretion expense is reflected in depreciation, amortization and accretion expense.

There are no assets that are legally restricted for purposes of settling the Company’s asset retirement obligations.

8. MEMBERS’ CONTRIBUTIONS AND DISTRIBUTIONS

Pursuant to the Diamond Green Diesel Holdings LLC Amended and Restated Limited Liability Company Agreement, contributions were made prior to Plant start up based on the percentage of units held by each Member. Each Member holds 1,116,886 units, and therefore, owns a 50 percent ownership interest in DGD Holdings. Each Member receives one vote per unit. For the year ended December 31, 2013, each Member contributed $44,959,459 of cash to the Company. No contributions were made by the Members during 2014.

Net income or loss of the Company for a fiscal year will be allocated between the Members based on the proportionate share of the Members’ ownership interests. Generally, the Company is prohibited from making

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

distributions to its Members until certain conditions required by the loan from Valero (see Note 10) are satisfied.

9. COMMITMENTS AND CONTINGENCIES

Leases
The Company leases land from Valero in Norco, Louisiana on which the Plant was constructed, which is adjacent to Valero’s St. Charles refinery. See Note 10 for further discussion.

In addition, the Company leases land next to the railroad on which the Company’s scale track is located. Rental expense for the agreement with The Kansas City Southern Railway Company was $17,314 and $16,810 for the years ended December 31, 2014 and 2013, respectively, and is reflected in operating expenses.

Plant Fire
On August 3, 2014, there was a fire in the ecofiner unit, which rendered the unit inoperable and required the Plant to be shutdown for 44 days. The Company incurred a loss of $11,338,343 and has filed a claim for property damage and expects to fully collect all amounts in excess of its $1 million deductible. As of December 31, 2014, $3,980,000 has been collected under the claim. An insurance receivable has been established as of December 31, 2014 for the remaining amount of $6,358,343 due under the claim. The Company is not eligible for business interruption as the policy only insured interruptions exceeding 45 days of disruption. These recoveries were reflected as an offset to operating expenses.

10. RELATED-PARTY TRANSACTIONS

Overview
The Company does not have any employees. It has entered into agreements with its Members, primarily Valero, to provide day-to-day operations, management and administrative functions. The Company has also obtained debt financing from Valero to fund the majority of the construction costs of the Plant. These related-party transactions cannot be presumed to be carried out on an arm’s length basis as the requisite conditions of competitive, free-market dealings may not exist. Following is a description of various agreements between the Company and its Members.

Debt Agreement
The Company has a loan facility with Valero, which allowed the Company to borrow up to an amount equal to 60 percent of the estimated construction costs of the Plant. The Company borrowed the maximum under the loan facility of $221,298,189. Interest on the loan facility accrues at a rate of 8 percent per annum. During the construction period, all unpaid interest was added to the principal balance outstanding under the loan installments, with the first payment paid on October 1, 2013. Principal payments are made in equal consecutive quarterly installments, with the first principal payment paid on July 1, 2014. In addition, the Company is required to make prepayments upon certain qualifying events. During 2014, there was a qualifying event which will require the Company to make a prepayment of $40,490,932 on the loan during 2015. There were no events during 2013 that required the Company to make a prepayment. The loan facility matures on April 30, 2027 and is secured by all property and equity interests of the Company. During the years ended December 31, 2014 and 2013, the Company paid $17,862,736 and $4,524,319, respectively, in interest on the loan.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amount reflected as related-party debt consists of the following:

	December 31,
	2014	2013
Advances on loan facility	$190,138,430	$198,649,898
Interest funded by loan facility	22,648,291	22,648,291
Total related-party debt	212,786,721	221,298,189
Less current portion	(57,513,870)	(8,511,469)
Related-party debt, less current portion	$155,272,851	$212,786,720

Principal payments on the related-party debt as of December 31, 2014 were due as follows:

Year Ending December 31:
2015	$57,513,870
2016	17,022,938
2017	17,022,938
2018	17,022,938
2019	17,022,938
Thereafter	87,181,099
Total	$212,786,721

Lease Agreement
As discussed in Note 9, the Company leases land from Valero. The lease is an operating lease and expires on May 31, 2031, with up to four optional renewal periods of five years each.

As of December 31, 2014, future minimum rentals for the lease were as follows:

Year Ending December 31:
2015	$328,052
2016	332,972
2017	337,967
2018	343,037
2019	348,182
2020 - 2031	4,364,481
Total minimum rental payments	$6,054,691

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Rental expense is being recognized on a straight-line basis and was $359,573 for each of the years ended December 31, 2014 and 2013, and is reflected in operating expenses.

Consulting Services Agreement
Under the Consulting Services Agreement, Valero provided project management services to the Company through July 2013. Fees were charged in accordance with the billing rates included in the agreement (adjusted for inflation the first quarter of each calendar year). For the year ended December 31, 2013, the Company incurred $1,243,588, related to the Consulting Services Agreement, which is included in property, plant and equipment. This agreement ceased upon completion of the Plant.

Operations Agreement
Pursuant to the Operations Agreement, Valero operates the Plant and performs certain day-to-day operations and management functions for the Company as an independent contractor. During the 20-year term of the agreement, Valero charges for all dedicated operating and personnel costs, and for all routine and non-routine services in accordance with the contractual billing rates, which are adjusted for inflation annually on January 1. In addition, the Company pays Valero a monthly administrative fee, which began in June 2013 when the Company notified Valero and Darling that construction and testing of the Plant was complete and the Plant was ready to commence commercial service. The monthly administrative fee was $123,592 and $112,500 for the years ended December 31, 2014 and 2013, respectively.

During 2011, the Company paid Valero an initial set up fee of $1,515,000. The initial set up fee was used in 2013 to purchase computer equipment in the amount of $879,685 and pay for services in the amount of $14,935.

For the years ended December 31, 2014 and 2013, the Company recorded $1,483,100 and $987,500, respectively, of monthly administrative fees in general and administrative expenses.

Other Agreements
Effective July 2013, following notification by the Company that the Plant was ready to commence commercial service, three additional agreements became effective. Following the initial 20-year term, these agreements will automatically renew for a period of five years on an evergreen basis, unless terminated by one of the parties. Below is a description of the agreements.

Raw Material Supply Agreement
Under the Raw Material Supply Agreement, Darling is obligated to offer to supply all of the feedstock requirements to the Company. Darling will provide competitive pricing based on the delivery terms. However, the Company is not obligated to purchase all or any part of its feedstock requirements from Darling and will pursue the lowest cost feedstock supply to the Plant. For the years ended December 31, 2014 and 2013, the Company purchased $158,644,667 and $90,334,432, respectively, of raw materials from Darling.

Product Offtake Agreement
Under the Product Offtake Agreement, Valero is required to market all of the renewable green diesel produced at the Plant. Valero markets the renewable green diesel to third parties as well as to its affiliates and receives a marketing fee. In addition, Valero is required to purchase the recovered light ends liquid produced at the Plant. The Company has entered into long term contracts with Valero to sell renewable green diesel in varying amounts through December 2017. For the year ended December 31, 2014, the Company sold $324,338,555

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of renewable green diesel and $44,369,839 of recovered light ends liquid to Valero, which is recorded in operating revenues, and incurred $1,261,214 in marketing fees to Valero, which is recorded in cost of sales. For the year ended December 31, 2013, the Company sold $157,961,652 of renewable green diesel and $20,943,796 of recovered light ends liquid to Valero, and incurred $504,667 in marketing fees to Valero.

Services and Utilities Supply Agreement
Under the Services and Utilities Supply Agreement, Valero provides the Company with water, certain industrial gases which are produced or otherwise available at Valero’s St. Charles Refinery, and certain services, such as water treatment and terminalling services that are needed for the operation of the Plant. Prices charged by Valero are at prevailing market rates. The Company supplies Valero with steam produced at the Plant and charges Valero at prevailing market rates. For the years ended December 31, 2014 and 2013, the Company’s net purchases of industrial gases and other services from Valero was $26,921,929 and $10,460,047, respectively.

The agreement allows these charges to be netted each month, with a net receivable from or payable to Valero each period which is settled 15 days after receipt of the invoice.

Other
For the years ended December 31, 2014 and 2013, the Company purchased $3,113,956 and $1,128,485 of feedstock from Valero. The Company also purchased $481,035 and $334,701 of ultra-low-sulfur diesel from Valero for the years ended December 31, 2014 and 2013, respectively.

11. FAIR VALUE MEASUREMENTS

General
GAAP requires that certain assets and liabilities be measured at fair value on a recurring or nonrecurring basis in our balance sheets, which are presented below under “Recurring Fair Value Measurements.” Recurring fair value measurements of assets or liabilities are those that GAAP requires or permits in the balance sheet at the end of each reporting period, such as derivative financial instruments.

GAAP also requires the disclosure of the fair values of financial instruments when an option to elect fair value accounting has been provided, but such election has not been made. A debt obligation is an example of such a financial instrument. The disclosure of the fair values of financial instruments not recognized at fair value in the balance sheet is presented below under “Other Financial Instruments.”

GAAP provides a framework for measuring fair value and establishes a three-level fair value hierarchy that prioritizes inputs to valuation techniques based on the degree to which objective prices in external active markets are available to measure fair value. Following is a description of each of the levels of the fair value hierarchy.

•	Level 1 - Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

•
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•
Level 3 - Unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include occasional market quotes or sales of similar instruments or our own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant judgment.

Recurring Fair Value Measurements
The tables below present information about the Company’s assets and liabilities recognized at their fair values in the balance sheets categorized according to the fair value hierarchy of the inputs utilized by the Company to determine the fair values as of December 31, 2014 and 2013.

The Company has elected to offset the fair value amounts recognized for multiple similar derivative contracts executed with the same counterparty, including any related cash collateral assets or obligations as shown below; however, fair value amounts by hierarchy level are presented on a gross basis in the tables below. The Company does not have any derivative contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

	December 31, 2014
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$16,962,437	$—	$—	$16,962,437	$(5,045,850)	$(7,942,639)	$3,973,948	$—
Liabilities:
Commodity derivative contracts	5,045,850	—	—	5,045,850	(5,045,850)	—	—	—

	December 31, 2013
	Fair Value Hierarchy			Total Gross Fair Value	Effect of Counter-party Netting	Effect of Cash Collateral Netting	Net Carrying Value on Balance Sheet	Cash Collateral Paid or Received Not Offset
	Level 1	Level 2	Level 3
Assets:
Commodity derivative contracts	$1,257,523	$—	$—	$1,257,523	(1,257,523)	$—	$—	$—
Liabilities:
Commodity derivative contracts	3,583,108	—	—	3,583,108	(1,257,523)	(2,325,585)	—	(3,919,332)

The Company is exposed to market risks related to the volatility in the price of the feedstock used in its operations and finished products produced at the Plant and enters into commodity derivative contracts, which

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

consist primarily of exchange-traded futures. See Note 12 for further discussion. These contracts are measured at fair value using the market approach. Exchange-traded futures are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

Other Financial Instruments
Financial instruments that the Company recognizes in its balance sheets at their carrying amounts are shown in the table below:

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash	$21,900,560	$21,900,560	$18,741,373	$18,741,373
Financial liabilities:
Debt	212,786,721	224,211,971	221,298,189	227,398,358

The methods and significant assumptions used to estimate the fair value of these financial instruments are as follows:

•	The fair value of cash is the carrying value due to the low level of credit risk of these assets (Level 1).

•	The fair value of debt is determined using the discounted cash flow method based on quoted prices provided by third-party brokers (Level 3).

12. PRICE RISK MANAGMENT ACTIVITIES

The Company is exposed to market risks related to the volatility in the price of commodities and enters into derivative instruments to manage these risks. The only type of derivative instruments that the Company enters into are those related to the various commodities the Company purchases or produces as the Company is exposed to market risks related to the volatility in the price of the feedstock used in its operations and finished products produced at the Plant. All derivative instruments are recorded as either assets or liabilities measured at their fair values. When the Company enters into a derivative instrument, it is designated as an economic hedge. Economic hedges represent commodity derivative instruments that are used to manage price volatility in feedstock purchase contracts. Economic hedges are not designated as a fair value hedge or a cash flow hedge for accounting purposes, usually due to the difficulty of establishing the required documentation at the date that the derivative instrument is entered into that would allow the Company to achieve “hedge deferral accounting.” For the Company’s economic hedges, the derivative instrument is recorded at fair value and changes in the fair value of the derivative instrument are recognized currently in income.

As of December 31, 2014, the Company had the following outstanding commodity derivative instruments that were entered into as economic hedges, which mature in 2015. The information presents the notional volume of outstanding contracts by type of instrument (volumes in thousands of barrels for ultra-low sulfur diesel and thousands of pounds for soybean oil).

DIAMOND GREEN DIESEL HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivative Instrument	Notional Contract Volumes
Soybean oil:
Futures - long	94,920
Futures - short	178,920
Ultra-low-sulfur diesel:
Futures - long	224
Futures - short	648
Fair Values of Derivative Instruments
The following tables provide information about the fair values of the Company’s derivative instruments as of December 31, 2014 and 2013 and the line items in the balance sheets in which the fair values are reflected. See Note 11 for additional information related to the fair values of the Company’s derivative instruments.

		December 31, 2014
	Balance Sheet Location	Asset Derivatives	Liability Derivatives
Derivatives not designated as hedging instruments
Commodity contracts	Receivables	$16,962,437	$5,045,850

		December 31, 2013
	Balance Sheet Location	Asset Derivatives	Liability Derivatives
Derivatives not designated as hedging instruments
Commodity contracts	Receivables	$1,257,523	$3,583,108

Effect of Derivative Instruments on Statements of Income
The following table provides information about the gain or loss recognized in income on the Company’s derivative instruments, and the line item in the financial statements in which such gains and losses are reflected.

Derivatives Designated as Economic Hedges	Location of Gain (Loss) Recognized in Income on Derivatives
		Year Ended December 31,
		2014	2013
Commodity contracts	Cost of sales	$28,509,616	$459,331